UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CapStar Financial Holdings, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

14070T102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13G

1.	NAMES OF REPORTING PERSONS Corsair Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,543,361 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,543,361 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,361 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes 1,010,609 shares of the issuer’s non-voting common stock, par value $1.00 per share (“Non-Voting Common Stock”), including shares that can be acquired upon exercise of shares of the issuer’s Series A preferred stock (“Preferred Stock”) and which can be converted at any time into shares of the issuer’s common stock, par value $1.00 per share (“Common Stock”). See Item 4 of this Schedule 13G.

CUSIP No. 14070T102	13G

1.	NAMES OF REPORTING PERSONS Corsair III Financial Services Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,470,926 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,470,926 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,926 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Includes 963,178 shares of the Non-Voting Common Stock held by the reporting person, or can be acquired by the reporting person upon exercise of Preferred Stock, and which can be converted by the reporting person at any time into shares of the issuer’s Common Stock. See Item 4 of this Schedule 13G.

CUSIP No. 14070T102	13G

1.	NAMES OF REPORTING PERSONS Corsair III Financial Services Offshore 892 Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,435 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,435 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,435 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON* PN

(3)	Includes 47,431 shares of shares of the Non-Voting Common Stock held by the reporting person, or can be acquired by the reporting person upon exercise of Preferred Stock, and which can be converted by the reporting person at any time into shares of the issuer’s Common Stock. See Item 4 of this Schedule 13G.

Item 1(a).	Name of Issuer:

CapStar Financial Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 4th Avenue North, Suite 950
Nashville, Tennessee

Item 2(a).	Name of Person Filing:

Corsair Capital LLC

Corsair III Financial Services Capital Partners, L.P.

Corsair III Financial Services Offshore 892 Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for each of Corsair Capital LLC, Corsair III Financial Services Capital Partners, L.P. and Corsair III Financial Services Offshore 892 Partners, L.P.  is:

717 Fifth Avenue, 24th Floor

New York, New York 10022

Item 2(c).	Citizenship:

Corsair Capital LLC is a limited liability company formed under the laws of Delaware.

Corsair III Financial Services Capital Partners, L.P. and Corsair III Financial Services Offshore 892 Partners, L.P. are limited partnerships formed under the laws of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value per share

Item 2(e).	CUSIP Number:

14070T102

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)	Corsair III Financial Services Capital Partners, L.P. (“Corsair III”) beneficially owns, and has shared power to vote or dispose of, 1,470,926 shares of Common Stock, which includes (i) 126,340 shares of Common Stock that can be acquired upon the conversion of Non-Voting Common Stock held by Corsair III and (ii) 836,838 shares of Common Stock that can be acquired upon conversion of Preferred Stock held by Corsair III.

(ii)	Corsair III Financial Services Offshore 892 Partners, L.P. (“Corsair III Offshore”) beneficially owns, and has shared power to vote or dispose of, 72,435 shares of Common Stock, which includes (i) 6,221 shares of Common Stock that can be acquired upon the conversion of Non-Voting Common Stock held by Corsair III Offshore and (ii) 41,210 shares of Common Stock that can be acquired upon conversion of Preferred Stock held by Corsair III Offshore.

(iii)	Corsair Capital LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 1,543,361 shares of Common Stock owned by Corsair III and Corsair III Offshore, which includes (i) 132,561 shares of Common Stock that can be acquired upon the conversion of Non-Voting Common Stock held by Corsair III and Corsair III Offshore and (ii) 878,048 shares of Common Stock that can be acquired upon conversion of Preferred Stock held by Corsair III and Corsair III Offshore.

As previously disclosed, the reporting persons are party to the Second Amended and Restated Shareholders’ Agreement (the “SARSA”) with the Issuer and certain additional shareholders (the “Parties”), pursuant to which the reporting person has certain registration rights and the right to recommend one nominee to the Nominating and Corporate Governance Committee of the boards of directors of the Issuer and its bank for election to such boards. Although the SARSA might be deemed to constitute a group among the Parties for purposes of Section 13(d), the reporting persons disclaim membership in any such group and disclaim beneficial ownership of any of the Issuer’s securities held by the other parties thereto. The SARSA is filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on August 29, 2016.

(b)	Percent of class:

For each reporting person, see Item 11 to the Cover Pages to this Schedule 13G.

Percent of class determined based on 12,592,635 shares of the Issuer’s Common Stock deemed to be outstanding as of December 31, 2017, calculated as the sum of (i) 11,582,026 shares of Common Stock outstanding on December 31, 2017, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 25, 2018, (ii) 132,561 shares of Common Stock that can be acquired upon conversion of Non-Voting Common Stock held by Corsair III and Corsair III Offshore and (iii) 878,048 shares of Common Stock that can be acquired upon conversion of Preferred Stock held by Corsair III and Corsair III Offshore.

(c)	For each Reporting Person, see Items 5-8 to the Cover Pages to this Schedule 13G for the relevant number of shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P. By: Corsair III Management L.P., its General Partner By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR III FINANCIAL SERVICES OFFSHORE 892 PARTNERS, L.P. By: Corsair III Management L.P., its General Partner By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner